

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2025

Xianxin Xiang
Chief Executive Officer
Beta FinTech Holdings Ltd
Rm 3326, East Block, China Merchants Tower
168-200 Connaught Road Central, Sheung Wan, Hong Kong

> **Re: Beta FinTech Holdings Ltd**
> **DRS filed December 13, 2024 and DRS amendment filed December 23, 2024**
> **File No. 377-07604**

Dear Xianxin Xiang :

     We have reviewed your draft registration statement and amendment and have the following comments.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS filed December 13, 2024 and DRS amendment filed December 23, 2024

Cover Page

1. In the fifth paragraph of the cover page of the DRS/A, indicate, as you do on page 45, that you do not operate your business through a VIE structure.

2. We note the disclosure in the in the first paragraph of the first full risk factor on page 28 (of the amended DRS) that you will apply to have your securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We also note the last sentence of that risk factor which states, "Trading in the Ordinary Shares will commence within five days after the date of the initial issuance of Ordinary Shares pursuant to this prospectus." You also state on the Cover Page that you "plan to apply." Please clarify on the Cover Page and throughout, the timing of your application and whether the closing of the offering is contingent upon such listing.

3.    Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or other entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of subsidiaries and other entities. For example, disclose, if true, that your subsidiaries conduct operations in Hong Kong and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

4.    We note the statement on the Cover Page and page 7 that subsidiaries do not have operations in Mainland China. Please reconcile with the statement on page 85 that customers of underwriting services for U.S. dollar-denominated municipal bonds "are PRC companies." Additionally, clarify the extent to which the entities have customers, vendors, counterparties or otherwise in Mainland China, regardless of whether subsidiaries or other entities have no physical presence in Mainland China.

Prospectus Summary, page 1

5.    In the first paragraph, we note the reference to the industry report prepared by Frost & Sullivan. Please file a consent related to the report you commissioned from "Frost & Sullivan" and either provide the report supplementally or file it as an exhibit.

Summary of Risk Factors
Risks Relating to Doing Business in Hong Kong, page 3

6.    In regard to the first two bullet points, include cross-references to the more detailed discussion of these risks in the prospectus.

Implications of Our Being an "Emerging Growth Company" ..., page 10

7.    Please revise your disclosure on pages 10 and 30 to reflect the annual gross revenue cap of $1.235 billion rather than the $1.07 billion that is currently disclosed.

Risks Related to Our Business, page 13

8.    Please include a risk factor relating "Concentration Risk." We note the first section on page 61 of the amended DRS.

Risk Factors
Risks Related to Our Corporate Structure, page 30

9.    Reference is made to the final risk factor on page 30 of the amended DRS. Please revise to clarify the nature of circumstances where the Board may refuse to register transfers. For example, it is unclear if shares eligible for trading on an exchange would be subject to such transfer restrictions, have restrictive legends, or otherwise.

10.    Reference is made to the penultimate risk factor on page 33 of the amended DRS where you refer to your "trading price," which appears to depend on completion of this offering. Since the risks discussed appear to relate to matters prior to effectiveness of a registration statement for this offering, it does not appear to be a risk that would affect the offering.  Please advise.

Our History and Structure, page 45

11.     Please revise to indicate which entity is the registrant and which entity or entities conduct operations.

Management's Discussion and Analysis, page 46

12.     Please revise page 85 and "Securities brokerage commissions and handling fee," "Custodial and other service income," and "Interest income from loans to customers" on page 54 to further describe the nature of the customers for each type of business. For example, do margin loan customers typically have credit ratings in the prime, sub-prime, near prime or other category?

Principal Factors Affecting Our Financial Performance, page 47

13.     Please include discussions in the risk factors if these are considered material risks. In addition, when referencing economic conditions, please also include a discussion of current economic conditions.

Placing services fee, page 54

14.     We note that the company recognized $1.9 million of placing services fee revenue in fiscal year 2024, which was attributed to three customers the company supported in placing and listing in the HKEX. Given this was a new offering in the year ended June 30, 2024, please enhance your disclosure to discuss the extent to which you have added customers subsequent to June 30, 2024 and whether growth in this revenue stream is expected to continue in future periods.

15.     We note your disclosure that during the year ended June 30, 2024, the Company successfully assisted three customers to do the placing and listing in HKEX with placing services fee of $559,535, $517,490 and $822,995, respectively. We also note your disclosure on pages 1 and 80 that during the year ended June 30, 2024, the Company participated in placing four IPOs on HKEX. Please explain this apparent inconsistency and revise your disclosure, as appropriate.

16.     We note your disclosure on page F-15 that the Company is entitled to placing commission based on fixed percentage of the gross amount of fundraising from the transaction, either IPO or other fundraising activities. Please expand your disclosure here, or on page 54, to disclose the gross amount of fundraising from the transactions and fee percentage for each period presented

Securities brokerage commissions and handling fee, page 54

17.     We note that a the increase in securities brokerage commissions in fiscal year 2024 is partially attributed to a $221,305 increase in brokerage income from the subscription of IPOs by customers. Please expand your disclosure to quantify and discuss any key variables that drive this revenue stream (e.g., size of the customers allocation, number of transactions, price of the IPO, commission structure, etc.) and whether this growth is expected to continue in future periods.

18.     Please expand your disclosure discussing the number of securities transactions to include the trading volume for each period presented.

Selling and marketing expense, page 54

19.     We note that in the year ending June 30, 2024 you signed a new marketing service promotion agreement for third party marketing via social media and social platforms, which resulted in an expense of $105,822. Please expand this disclosure to address whether this is anticipated to be a recurring expense in future periods and to discuss any known trends related to this expense category.

Liquidity and Capital Resources
Loans to customers, net, page 56

20.     Please revise to disclose the minimum collateral requirements required to be maintained at all times for your margin loans collateralized by the customers' securities.

Quantitative and Qualitative Disclosure About Market Risk
Concentration risk, page 61

21.     We note your disclosure that for the year ended June 30, 2024, three customers accounted for approximately 35%, 24% and 22% of the company's total revenue, respectively. We also note your disclosure that as of June 30, 2024, two customers accounted for approximately 72% and 18% of the company's loans to customers balance, respectively, and four customers accounted for 15%, 14%, 14% and 13% of the company's payables to customers balance, respectively. Please expand your disclosure to further discuss whether, and if so, how this concentration of business volume with your major customers makes the entity vulnerable to a reduction in liquidity or income from operations. In addition, please revise your disclosure to discuss how you are managing this concentration risk.

Industry, page 62

22.     Please revise to remove inapplicable disclosure or advise us why the prospectus provides charts and other information regarding geographic areas and markets in which operations do not appear to be conducted, for example, "Securities Trading Market in the US."

23.     Please revise to identify the vendor or vendors "engaged in order to provide" mobile trading, facial recognition and other services as stated on pages 81 and 82. File the agreements and include them in the exhibit index.

24.     Please revise "Executing Securities Transactions" on page 81 and your regulations disclosure generally to clarify the extent to which you are required to have or hold licenses for trading in the US and PRC markets. Additionally, expand the regulations disclosure to address PRC regulations.

Issuance of Additional Shares, page 105

25.     Please include a risk factor discussing the possible dilutive effect of such issuances. Clarify if there are any circumstances where shareholders would be required to authorize such Ordinary Shares such as in a merger transaction.

Note 2. Summary of Significant Accounting Policies
Loans to customers, net, page F-11

26.    Please revise to disclose whether customers are required to make a minimum deposit in order to open and maintain a margin account.

27.    We note your disclosure that the Company's policy is to charge off any delinquent margin loans, including the accrued interest on such loans. Please expand your disclosure to define delinquent in terms of your margin loans. In addition, please tell us whether you have issued any margin calls related to the margin loans, and if so, whether those margin calls have been met.

28.    Please revise to disclose the types of securities held as collateral associated with margin loans extended to customers for each period presented. Please also disclose the extent to which this collateral is permitted to be repledged or sold by the Company and, if relevant, disclose the amount of collateral that has been repledged or sold.

29.    We note your disclosure that the Company has the right to realize any securities in customers' account at prevailing market prices in the situation of default. Please expand your disclosure to discuss what constitutes a default under the terms of your margin loans.

Receivables from customers and broker-dealers and clearing organziation, page F-11

30.    Please revise to disclose the charge-off policy for receivables from customers and broker-dealers and clearing organizations.

        Please contact Sarmad Makhdoom at 202-551-5776 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.


                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Finance